

July 26, 2010

Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re: United Mexican States**
> **Registration Statement under Schedule B, as amended**
> **File No. 333-167916**
> **Filed June 30, 2010 and July 8, 2010**
>
> **Form 18-K for Fiscal Year Ended December 31, 2008, as amended**
> **File No. 333-03610**
> **Filed October 19, 2009 and amended January 11, January 19, March
> 4, March 11, April 6, April 13 and July 8, 2010**

Dear Ms. Olson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Cover Page

1. The cover page indicates that you may offer up to U.S. $80,000,000,000 of global, medium-term notes while the facing page states that you may offer U.S. $5,000,000,000 of debt securities and/or warrants and an additional U.S. $649,879,415 of securities pursuant to Rule 429. Please clarify on the cover page the amount of securities you have registered in the United States.

About this Prospectus, page S-3

2. Revise the third paragraph or provide additional language to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws. Please make corresponding changes to page A-2.

Early Repayment, page S-20

3. Noting that the entity once known as the National Association of Securities Dealers is now part of the Financial Industry Regulatory Authority, please revise your references to the National Association of Securities Dealers under this heading and wherever else it may be necessary.

Undertakings, page II-1

4. Please include all of the undertakings set forth in Item 512(a) of Regulation S-K.

Exhibit J

5. The opinion of the Deputy Federal Fiscal Attorney states that it is based on "Mexican law in force as of the date hereof." Please be aware that in order for your registration statement to become effective, it will be necessary to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitation from the opinion.

Amendment No. 7 to Annual Report on Form 18-K

General

6. We note that beginning in 2006 Mexico intensified its efforts to combat drug
    trafficking and that violence related to drug trafficking has increased recently.
    Where material, please discuss the impact of escalating drug-related violence on
    Mexican electoral politics, Mexican public finances and the Mexican economy
    more generally.

7. Where appropriate, please discuss any material impact the Gulf oil spill has had or
    is expected to have on the Mexican economy, particularly on Mexico's petroleum
    and petrochemicals sector.

8. Where appropriate, please discuss any material impact the recent flooding in
    northeastern Mexico has had or is expected to have on the Mexican economy.

9. Where appropriate, please include recent data on the unemployment rate in
    Mexico.

Gross Domestic Product, page 1

10. We note your reference to the global economic recession and the A/H1N1
    outbreak as causes of Mexico's 2009 contraction of gross domestic product in
    Exhibit D to the 18-K filed on October 19, 2009. Please make reference to these
    or other factors that caused Mexico's 2009 contraction of gross domestic product
    in this discussion as well.

Petroleum and Petrochemicals, page 3

11. Please explain why PEMEX's crude oil exports decreased in 2009, as stated in the
    first paragraph under this heading. Also, discuss the need to make increasing
    capital expenditures to develop replacement wells.

Central Bank and Monetary Policy, page 4

12. Please explain why the monetary base as of June 29, 2010 decreased nominally by
    8.8% from December 31, 2009.

Foreign trade, page 5

13. Please briefly explain the causes of the trade deficits and declining exports referenced in the first paragraph under this heading, and discuss the reasons for the related improvements in 2010.

Direct Foreign Investment in Mexico, page 6

14. Please explain why direct foreign investment in Mexico declined in 2009 compared to 2008.

15. We note Spain's high level of investment in Mexico. Please discuss any impact the European sovereign debt crisis and the recent downgrading of Spain's sovereign debt have had or are expected to have on Mexican public finances or the Mexican economy more generally.

Internal Public Debt, page 9

16. Please explain the reasons for the increasing levels of internal debt described in the first two paragraphs on page 10. If the increases are due to new debt issuances, please explain Mexico's reasons for any such new debt issuances.

External Public Debt, page 10

17. Please explain why public sector gross external debt grew by $39.4 billion year-over-year from 2008 to 2009, as indicated on page 11. If the increase is due to new debt issuances, please explain Mexico's reasons for any such new debt issuances.

Annual Report on Form 18-K
Exhibit D

General

18. We note your discussion of the impact of the global financial crisis on Mexico's economy on pages D-10 through D-11 and elsewhere in the annual report. Where appropriate, please update the annual report or its amendments to discuss recent material effects of the crisis on the Mexican economy as well as any additional measures the Mexican government has taken to lessen to impact of the crisis on the Mexican economy.

19. Please include a map of Mexico in the annual report.

Summary, page D-3

20. Please disclose the unemployment statistics in this table.

Manufacturing, page D-25

21. Please explain the causes of the 15.1% contraction of the manufacturing sector during the first six months of 2009, as stated on page D-26.

Tourism, page D-42

22. Please include more recent data on tourism revenues in Mexico.

Regulation, page D-55

23. Please explain the causes of the increasing past-due loan ratios of commercial banks referenced in the last two paragraphs under this heading.

Foreign Trade, page D-60

24. Please briefly explain the causes of the 2009 export declines, specifically in petroleum and manufactured goods, referenced in the sixth paragraph on page D-61.

Revenues, page D-78

25. Please explain the underlying causes of the decline in public sector budgetary revenues during the first six months of 2009, referenced on page D-79.

Tables and Supplementary Information

26. Please provide this information as of the most recent practicable date.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel